

BB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8 -24805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/11___ AND ENDING___12/31/11___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___40853 Bucharest Lane___
(No. and Street)

___Temecula___   ___CA___   ___92591___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jeffrey Kilpatrick___   ___951-587-6910___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Gregory B. Shelton, CPA___
(Name – if individual, state last, first, middle name)

___118 Cachanilla Cart___ ___Palm Desert___ ___CA.___ ___92260___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Jeffrey Kilpatrick___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Newport Securities Corporation___ , as of ___December 31___ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Riverside
On 2/28 20___ before me. ___ Notary Public
personally appeared ___ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___ (Seal)

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2011

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years
ended December 31, 2011 and 2010 and the related statements of income, retained earnings, and
cash flows for the years then ended. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on these financial statements
based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards
require that I plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. I believe that my
audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Newport Securities Corporation as of December 31, 2011 and 2010, and
the results of its operations and its cash flows for the years then ended in conformity with
generally accepted accounting principles.

Gregory B. Shelton
Certified Public Accountant

February 24, 2012

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2010 & 2011

ASSETS

	12/31/10	12/31/11
Current Assets		
Cash in bank and trading accounts	$ 21,401	$ 22,458
Cash - deposit account	25,052	25,037
Employee advances	0	0
Loan to officer	0	13,183
Receivables from brokers & dealers	2,289	4,395
Prepaid insurance	1,260	2,014
Total Current Assets	50,002	67,087
Fixed Assets (Note 1)		
Transportation equipment	22,638	22,638
Office equipment	170,278	170,278
Office furniture	51,774	51,774
Subtotal	244,690	244,690
Accumulated depreciation	(174,681)	(175,001)
Total Net Fixed Assets	70,009	69,689
Other Assets		
Total Other Assets	0	0
TOTAL ASSETS	$ 120,011	$ 136,776

See accompanying notes

2

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2010 & 2011

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/10	12/31/11
Current Liabilities		
Credit card payable	$ 3,978	$ 4,436
Accrued payroll fees	127	74
Income taxes payable	800	800
Accrued payroll taxes	1,292	1,258
Accrued salaries	13,960	12,716
Broker's commission payable	185	1,064
Notes payable - current portion	0	0
Total Current Liabilities	20,342	20,348
Non-current Liabilities		
Notes payable	0	0
Less: Current portion	(0)	(0)
Total Non-current Liabilities	0	0
Total Liabilities	20,342	20,348

STOCKHOLDER'S EQUITY

	12/31/10	12/31/11
Common stock - stated value $ .076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 3)	267,598	267,598
Retained earnings	(165,429)	(148,670)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	99,669	116,428
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 120,011	$ 136,776

See accompanying notes

3

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2011

Revenues	12/31/10	12/31/11
Commissions	$ 74,997	$ 81,616
Management fees	239,634	281,365
Total Revenues	314,631	362,981
Expenses		
Automotive & truck	$ 9,090	$ 10,693
Bank charges	496	543
Business promotion	745	344
Cleaning	726	2,855
Client fees	1,225	2,495
Commissions	3,290	6,178
Computer expenses	4,176	5,147
Consulting fees	1,786	1,307
Contributions	50	0
Depreciation	2,095	320
Education & training	529	940
Insurance	5,177	4,136
Interest	346	396
Legal & accounting	6,900	8,472
Licenses & taxes	1,527	2,047
Meals & entertainment	5,025	6,393
Medical	10,224	10,279
Memberships, dues & subscriptions	9,126	9,028
Miscellaneous	324	553
Office supplies	3,942	8,557
Payroll taxes	12,077	10,725
PMI fee reimbursement	1,795	111
Postage & delivery	965	1,741
Profit sharing plan contribution	0	2,000
Quote service & rental	1,592	1,332
Regulatory services	371	3,508
Rent (Note 4)	17,700	19,600
Repairs & maintenance	3,486	5,335
Salaries & wages - office	38,376	18,893
Salaries - officer	124,500	152,500
Storage	1,467	1,752
Telephone	7,178	6,782
Trading costs	31,058	35,475
Travel	3,416	587
Utilities	5,172	5,711
Total Expenses	315,952	346,735

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2011

	12/31/10	12/31/11
Income (loss) from operations	$ (1,321)	$ 16,246
Other Income (Loss)		
State tax refund	0	960
Franchise tax expense	(914)	0
Federal tax expense	(0)	0
Interest income	206	353
Total Other Income (Loss)	(708)	1,313
Income (loss) before provision for income taxes	(2,029)	17,559
Provision for income taxes	800	800
Net Income (Loss)	(2,829)	16,759
Retained Earnings (Deficit) - Beginning	(162,600)	(165,429)
Retained Earnings (Deficit) - Ending	$(165,429)	$(148,670)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating Activities

Net Income	$ 16,759

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	320
Increase in receivables from brokers and dealers	(2,106)
Decrease in accrued salaries	(1,244)
Increase in commissions payable	879
Decrease in accrued payroll fees	(53)
Increase in loan to officer	(13,183)
Decrease in deposits	15
Decrease in accrued payroll taxes	(34)
Increase in prepaid insurance	(754)
Increase in credit card payable	458
Net Cash Provided by Operating Activities	1,057

Investing Activities

Purchase of fixed assets	(0)
Net Cash Used by Investing Activities	(0)

Financing Activities

Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	1,057
Cash and Cash Equivalents at December 31, 2010	21,401
Cash and Cash Equivalents at December 31, 2011	$ 22,458

See accompanying notes

6

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Operating Activities

Net Loss	$ (2,829)

Adjustments to reconcile net loss to net cash
provided by operating activities:

Depreciation	2,095
Decrease in receivables from brokers and dealers	1,712
Increase in accrued salaries	2,535
Decrease in commissions payable	(209)
Decrease in employee advances	219
Decrease in loan to officer	517
Decrease in deposits	84
Increase in accrued payroll taxes	172
Increase in prepaid insurance	(990)
Decrease in credit card payable	(608)
Net Cash Provided by Operating Activities	2,698

Investing Activities

Purchase of fixed assets	(910)
Net Cash Used by Investing Activities	(910)

Financing Activities

Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	1,788
Cash and Cash Equivalents at December 31, 2009	19,613
Cash and Cash Equivalents at December 31, 2010	$ 21,401

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2011

	12/31/10	12/31/11
Total Assets	$ 120,011	$ 136,776
Less: Total liabilities exclusion of subordinated debt	(20,342)	(20,348)
Net Worth	99,669	116,428
Less: Fixed, prepaid and long-term assets	(71,269)	(71,703)
Net capital before haircuts on securities	28,400	44,725
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 28,400	$ 44,725

See accompanying notes

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $ .076. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 4 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

See accountant's audit report

NOTE 5 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Wedbush Morgan, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 6 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 7 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 8 - I have examined the financial statements of Newport Securities Corporation for the years ended December 31, 2010 & 2011 and have issued my reports thereon dated February 20, 2011 & February 24, 2012. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

See accountant's audit report

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may still occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 & 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

10

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2010 AND 2011

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the years ended December 31, 2011 & 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2011 & 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2011

	12/31/10	12/31/11
Common stock - stated value $. 076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(162,600)	(165,429)
Net income (Loss)	(2,829)	16,759
Retained earnings - ending	(165,429)	(148,670)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 99,669	$ 116,428

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010 & 2011

Liabilities Subordinated to General Creditors - December 31, 2009	$	0
Changes to Loans Subordinated to General Creditors		(0)
Liabilities Subordinated to General Creditors - December 31, 2011	$	0

<center>

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2011

</center>

Net Capital per 1st Focus Filing	$ 45,707
Net Capital per Audit Report & Amended Focus Filing	44,725
Difference due to Adjusting Entries	$ 982

List of Adjusting Entries for Reconciliation

Additional Insurance Expense	$	1,260
Reduction of Salaries Expense		(224)
Reduction of Payroll Tax Expense		(53)
Rounding		(1)
Total Adjustment	$	982

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Newport Securities Corporation

Address: 40853 Bucharest Ln.
Temecula, CA. 92591

Telephone: 951-587-6916

SEC Registration Number: 3235-0012

FINRA Registration Number: 8250

(ii) Accounting Firm

Name: Gregory B. Shelton, CPA

Address: 118 Cachanilla Court Palm Desert, CA. 92260

Telephone: 760-779-9494

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

12 (Month) 31 (Day) 2011 (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( )   is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

*   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _____

(By Firm's FINOP or President)

Title: _____ Date:

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

FINRA
Financial Operations
Attn: Herani Dansamo
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: *The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to FINRA in Maryland, and the firm may forward a copy to the FINRA office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.*

REF: SEC RULE 17a-5

February 24, 2012

Gregory B. Shelton
Certified Public Accountant
118 Cachanilla Court
Palm Desert, Ca 92260

In connection with your examination of the balance sheets as of December 31, 2010 & 2011, and the related statements of income, retained earnings, and cash flows of Newport Securities Corporation for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and changes in cash flows of Newport Securities Corporation in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:
   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.
   b. Irregularities involving other employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning non-compliance with, or deficiencies in, financial reporting practices or record keeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

    c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements.

    d. Agreements to repurchase assets previously sold.

6. There are no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customer's debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, (a) securities for which there is no market on a securities exchange or independent publicly quoted market, (b) securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A, under section 3(B) of such act have been complied with) that is, restricted stock, or (c) securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at December 31, 2010 & 2011 had:

    a. All securities exchange memberships recorded on the books.

    b. All participation in joint accounts carried by others properly recorded.

c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends of fulfillment of conditions regarded as uncertain).

d. No open contractual commitments other than those appearing on the memo books and records (for example, when-distributed and delayed delivery contracts, under-writings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowing or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. All liabilities subordinated to the claims on general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the National Association of Securities Dealers.

15. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

17. There are no capital withdrawls anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

18. There are no material inadequacies at December 31, 2010 & 2011 or during the period January 1, 2012 to February 24, 2012, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed:

a. In making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. In making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by rule 17a-13.

c. In complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors for the Federal Reserve System.

d. In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

e. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act.

f. In making daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds

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based upon such computations.

19. Net capital computations, prepared by the Company during the period from January 1, 2011 through December 31, 2011 indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

Sincerely,

Newport Securities Corporation

Jeffrey Kilpatrick

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